UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69814

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Securities Club Broker-Dealer, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 Royal Palm Way, Suite 306B
(No. and Street)

Palm Beach	FL	33401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Annabella Rockwell	917-515-7054	arockwell@pwbroker.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnation Valley RD #270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anabella Rockwell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securites Club Broker Dealer, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely

OFFICIAL SEAL
MARIA GERLINDA AVANZADO
Notary Public, State of Illinois
Commission No. 1002162
My Commission Expires
January 07, 2029

Notary public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SECURITIES CLUB BROKER-DEALER, LLC

FINANCIAL STATEMENTS
TOGETHER WITH AUDITORS' REPORT

PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2025

PUBLIC VERSION

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3 - 9



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Securities Club Broker-Dealer, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of of Securities Club Broker-Dealer, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of of Securities Club Broker-Dealer, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of of Securities Club Broker-Dealer, LLC's management. Our responsibility is to express an opinion on of Securities Club Broker-Dealer, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to of Securities Club Broker-Dealer, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Securities Club Broker-Dealer, LLC's auditor since 2024.
Walnut Creek, California
February 6, 2026

Securities Club Broker-Dealer, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	80,268
Total Assets	$	80,268

Liabilities and Member's Equity

Accounts Payable and Accrued Expenses	$	24,065

Member's Equity

Member's Equity		56,203
Total Liabilities and Member's Equity	$	80,268

The accompanying notes are an integral part of these financial statements

Securities Club Broker-Dealer, LLC
Notes to the Financial Statements
December 31, 2025

1.   Summary of Business and Significant Accounting Policies

Business
Securities Club Broker-Dealer, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Planet Wealth Global Partners, Inc.

The Company received FINRA approval through the Continuing Membership Application to continue doing business as Securities Club Broker-Dealer, LLC formerly known as Bluesquare Capital Advisors, LLC in October of 2024. Additionally, a CMA was filed with FINRA to allow Planet Wealth Global Partners, Inc. to become the new owner in June of 2025.

Method of Accounting

The Company has prepared these financial statements using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States and uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts which did not exceed the federally insured limit of $250,000 at December 31, 2025. The Company has not experienced any losses in such accounts.

Revenue Recognition

Placement Fees – The Company acts as a placement agent for equity and debt private placements on behalf of its clients. The fees are calculated once the placement or success occurs based on a percentage of the overall equity or debt placement, or a percentage of the non-securities related transaction value. As such, the Company has determined that revenue recognition generally occurs at the time of the successful closing of the intended event.

1.   Summary of Significant Accounting Policies (continued)

Revenue Recognition and Segmentation

Securities Club Broker-Dealer focuses exclusively on private placements as its core business activity. The company recognizes revenue in accordance with **ASC 606 - Revenue from Contracts with Customers** and classifies its earnings in the following segments:

1. **Placement Fees Revenue** – Revenue earned from successfully facilitating private placement transactions, including debt and equity securities offerings. Revenues are recognized upon the successful closing of the transaction, when all performance obligations are satisfied, and the placement fee is contractually due.

2. **Advisory Fees** – Income received for providing structuring, due diligence, and financial advisory services related to private placements. Revenues are recognized over time as advisory services are rendered and in accordance with contractual agreements.

3. **Success Fees** – Contingent compensation based on deal completion, typically tied to capital raised. Revenues are recognized when the fundraising event is finalized and contractual conditions for payment are met.

The Chief Decision Maker which is the Chief Executive Officer (CEO) at Securities Club Broker-Dealer plays a pivotal role in overseeing revenue segmentation and strategic financial decisions. This individual ensures that revenue streams are effectively managed, aligned with compliance standards, and optimized for sustainable growth. By analyzing market trends, financial performance, and regulatory considerations, the CEO guides the firm's revenue strategy to enhance profitability and maintain a well-balanced, diversified income structure.

2.   Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single-member limited liability company that will be treated as a disregarded entity for income tax purposes. Its results are included in the Parent's tax return, as such, there is no income tax provision required on these financial statements.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Subsequent Event

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the Report of Independent Registered Public Accounting Firm. The Company has determined that there were no events which took place that would have a material impact on its financial statements.

2.   Indemnifications

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant to such contracts.

3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $56,203 which was $51,203 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .4282 to 1.

Securities Club Broker-Dealer, LLC
Notes to the Financial Statements
December 31, 2025

4.   Related Party Transactions

The Company is a wholly-owned subsidiary of Planet Wealth Global Partners, Inc. (the "Parent") and does not currently have an expense-sharing agreement with the Parent.

5.   Commitments and Contingencies

The Company is unaware of any material commitments or contingencies that would materially affect the Company financials at December 31, 2025 and through the date of this report.

6.   Management Plan

There is substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued. The Company had a net loss of ($456,759). The Company will rely on its parent, Planet Wealth Global Partners, Inc., as its ultimate source of funding in the event the need arises. Planet Wealth Global Partners, Inc., is capitalized through previous fundraises and stands ready to raise additional funds if necessary.